Exhibit 21.1

SUBSIDIARIES

Subsidiary name (As at December 31, 2019)	Jurisdiction of Incorporation or Organization	Percent Ownership
123Wish, Inc.	Florida	51%
One Horizon Hong Kong Ltd	Hong Kong	100%
Horizon Network Technology Co. Ltd	China	100%
Love Media House, Inc.	Florida	100%
Browning Productions & Entertainment, Inc. (1)	Florida	51%
Touchpoint Connect Limited	UK	100%

(1)	The registrant sold its interest in Browning Productions & Entertainment, Inc. in February 2020.